Exhibit 99.1

Scotiabank Announces Dividend on Outstanding Shares

TORONTO, ON (February 25, 2025) – Scotiabank today announced a dividend on the outstanding shares of the Bank, payable April 28, 2025, to shareholders of record at the close of business on April 1, 2025:

Common Shares

•	Dividend No. 623 of $1.06 per share;

Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank’s Shareholder Dividend and Share Purchase Plan (the “Plan”). Under the Plan, the Bank determines whether the additional common shares will be purchased on the open market or issued by the Bank from treasury.

As previously announced, until such time as the Bank elects otherwise, the Bank has discontinued the issuance of common shares from treasury under the Plan. Purchases of common shares under the Plan will be made by Computershare Trust Company of Canada, as agent under the Plan, in the secondary market in accordance with the provisions of the Plan. All brokerage commissions or service charges in connection with such purchases will be paid by the Bank.

About Scotiabank

Scotiabank’s vision is to be our clients’ most trusted financial partner and deliver sustainable, profitable growth. Guided by our purpose: “for every future,” we help our clients, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With assets of approximately $1.4 trillion (as at January 31, 2025), Scotiabank is one of the largest banks in North America by assets, and trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on X @Scotiabank.

SOURCE Scotiabank

For further information:

John McCartney, Investor Relations, Scotiabank, john.mccartney@scotiabank.com

Rebecca Hoang, Investor Relations, Scotiabank, Rebecca.hoang@scotiabank.com